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                                ARTICLES OF AMENDMENT



    1. The name of the corporation is: FIRST INTERSTATE BANCSYSTEM OF MONTANA, INC. (the "Corporation").

    2. The text of the amendment to the Corporation's Restated Articles of Incorporation is as set forth on EXHIBIT A attached hereto and incorporated herein by this reference (the "Amendment").

    3. The Amendment was duly adopted by the Corporation's Board of Directors on September 19, 1996 without shareholders' action, and shareholders' action was not required pursuant to Section 35-1-619(4) of the Montana Business Corporation Act.




                   FIRST INTERSTATE BANCSYSTEM OF MONTANA, INC.


                   By:__________________________________________
                   Name of Officer:_____________________________
                   Office held:_________________________________









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                                      EXHIBIT A

                            CERTIFICATE OF DESIGNATION OF
                   PREFERENCE AND RIGHTS OF NONCUMULATIVE PERPETUAL
                                  PREFERRED STOCK OF
                     FIRST INTERSTATE BANCSYSTEM OF MONTANA, INC.

A. The Third Series of Preferred Stock to be issued by the Corporation shall be designated "Noncumulative Perpetual Preferred Stock," (the "Noncumulative Perpetual Preferred Stock") and the number of shares constituting such Noncumulative Perpetual Preferred Stock shall be Twenty Thousand (20,000) shares, no par value.

B. The rights, preferences, privileges and restrictions of, and other matters relating to, the Noncumulative Perpetual Preferred Stock are as follows:

    1. CERTAIN DEFINITIONS. Unless the context otherwise requires, the terms defined in this Section 1 shall have, for all purposes of this resolution, the meanings herein specified:

"Common Stock" shall mean all shares now or hereafter authorized of any class of common stock of the Corporation and any other stock of the Corporation, howsoever designated, authorized after the Issue Date, which has the right (subject always to the prior rights of any class or series of Preferred Stock) to participate in the distribution of the assets and earnings of the Corporation without limit as to per share amount.

"Issue Date" shall mean the date that shares of Noncumulative Perpetual Preferred Stock are issued by the Corporation, which shall be a single date.

"Junior Stock" shall mean, for purposes of Section 2 below, the Common Stock and any other class or series of stock of the Corporation issued after the Issue Date not entitled to receive any dividends unless all dividends required to have been paid or declared and set apart for payment on the Noncumulative Perpetual Preferred Stock shall have been so paid or declared and set apart for payment and, shall mean, for purposes of Section 2 below, any class or series of stock of the Corporation issued after the Issue Date not entitled to receive any assets upon the liquidation, dissolution, or winding up of the affairs of the Corporation until the Noncumulative Perpetual Preferred Stock shall have received the entire amount to which such stock is entitled upon such liquidation, dissolution or winding up.

"Noncumulative Perpetual Preferred Stock" shall have the meaning set forth in paragraph A, above.

"Parity Stock" shall mean, for purposes of Section 4 below, any other class or series of stock of the Corporation entitled to

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receive payment of dividends on a parity with the Noncumulative Perpetual
Preferred Stock and, shall mean, for purposes of Section 2 below, any other class or series of stock of the Corporation entitled to receive assets upon the liquidation, dissolution or winding up of the affairs of the Corporation on a parity with the Noncumulative Perpetual Preferred Stock.

"Preferred Stock" shall mean the Noncumulative Perpetual Preferred Stock and the Parity Stock.

"Senior Stock" shall mean any class or series of stock of the Corporation issued after the Issue Date entitled to receive payment of dividends and assets upon the liquidation, winding up or dissolution of the Corporation in preference and priority to the Preferred Stock.

    2. LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the assets of the Corporation available for distribution to stockholders after the payment or provision for the payment of all claims against the Corporation has been made in accordance with applicable law ("Net Assets"), shall be distributed as follows: the holders of the Senior Stock shall first be entitled to receive an amount equal to their liquidation preference, plus any declared and unpaid dividends; the holders of the Noncumulative Perpetual Preferred Stock shall be entitled to receive $1,000 per share, plus any declared but unpaid dividends and the holders of the Parity Stock shall concurrently be entitled to receive their respective liquidation preferences, plus any declared but unpaid dividends; thereafter, the holders of the Junior Stock (other than the Common Stock) shall then be entitled to receive an amount equal to their respective liquidation preferences, plus any declared but unpaid dividends; and finally, the holders of the Common Stock shall then be entitled to receive all remaining Net Assets ratably in accordance with their liquidation preferences.

    If the assets or surplus funds to be distributed to the holders of the Noncumulative Perpetual Preferred Stock are insufficient to permit the payment to such holders and to the holders of any Parity Stock of their full preferential amount after paying the holders of the Senior Stock, the assets and surplus funds legally available for distribution shall be distributed ratably among the holders of the Noncumulative Perpetual Preferred Stock and the holders of any other Parity Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

    The Corporation shall mail written notice of such liquidation, dissolution or winding up, not less than 30 days prior to the payment date stated therein, to each record holder of Noncumulative Perpetual Preferred Stock.


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    Neither the merger nor the consolidation of the Corporation into or with any other entity or entities, nor a sale, transfer, lease or exchange (for cash, securities or other consideration of all or part of the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation, unless such sale, transfer, lease or exchange shall be in connection with and intended to be a plan of complete liquidation, dissolution or winding up of the Corporation).

    3. VOTING RIGHTS. Except as otherwise required by law, the holders of Noncumulative Perpetual Preferred Stock shall be entitled to notice of any shareholders' meeting and to vote upon the following matters submitted to shareholders for a vote, on the following basis:

         a. Holders of Noncumulative Perpetual Preferred Stock shall have one vote per share on the matters set forth in Section 3(b).

         b. Except as otherwise required by law, the holders of the Noncumulative Perpetual Preferred Stock shall be entitled to vote on the issuance of any Senior Stock and any amendment to the Articles of Incorporation or this Certificate of Designation that would adversely affect or otherwise impair the rights or relative priority of the holders of the Noncumulative Perpetual Preferred Stock.

         c. The Corporation shall not issue any Senior Stock without the approval of holders of at least two-thirds of the outstanding Noncumulative Perpetual Preferred Stock.

         d. The Corporation shall not, without first obtaining the affirmative vote or written consent of at least 66 2/3% of such outstanding shares of Noncumulative Perpetual Preferred Stock, amend, alter or repeal (by merger or otherwise) this Certificate or the Articles of Incorporation of the Corporation, if such actions would result in any adverse change in the rights, preferences, or privileges of the Noncumulative Perpetual Preferred Stock, or the restrictions provided for the benefit of, the Noncumulative Perpetual Preferred Stock.

         e. So long as any Noncumulative Perpetual Preferred Stock remains outstanding, if the Corporation fails to pay six full quarterly dividends to the holders of Noncumulative Perpetual Preferred Stock as provided in Section 4 hereof, and until the Corporation pays full dividends for four consecutive quarters, the holders of the Preferred Stock as a class shall have the right to select two representatives to be elected to the Corporation's board of directors, and the Corporation shall nominate such representatives for election to the board of directors. The Corporation shall use its best efforts to cause such representatives to be elected to the board of directors and


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shall not take any action which would diminish the prospects of such representatives being elected to the Corporation's board of directors.

    4. DIVIDEND RIGHTS. (a) The holders of outstanding Noncumulative Perpetual Preferred Stock shall be entitled to receive in any fiscal year, when and if declared by the Board of Directors, out of any assets at the time legally available therefor, dividends in cash at the rate of Eighty-Five Dollars and Thirty Cents ($85.30) per share of Noncumulative Perpetual Preferred Stock, accruing on a daily basis, per annum, from and including the Issue Date, to but not including the seventh anniversary of the Issue Date. From and after the seventh anniversary of the Issue Date, the holders of outstanding Noncumulative Perpetual Preferred Stock shall be entitled to receive in any fiscal year, when and if declared by the Board of Directors, out of any assets at the time legally available therefor, dividends in cash at a variable rate equal to Two Hundred and Fifty (250) basis points over the yield, on the seventh anniversary of the Issue Date, on U.S. Treasury Bills having a maturity of (i) 30 days, (ii) 10 years, or (iii) 30 years, whichever of (i), (ii), or (iii) has a higher yield as of 10:00 a.m. Mountain Time on such date, payable in preference and priority to any dividend on any shares of any Junior Stock and payable in preference and priority on parity with any dividend on any shares of Parity Stock. Notwithstanding the foregoing, dividends on the Noncumulative Perpetual Preferred Stock shall not be cumulative. In the event that such dividends accrue, they shall be payable in arrears, when declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of the year in which such dividends are declared. Each such dividend shall be paid to the holders of the record of the Noncumulative Perpetual Preferred Stock as their names appear on the share register of the Corporation on the corresponding record date.

    If one or more amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that change the percentage of the dividends received deduction (currently 70%) as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends Received Percentage"), the amount of each dividend payable per share of the Noncumulative Perpetual Preferred Stock for dividend payments made on or after the date of enactment of such change shall be adjusted by multiplying the amount of the dividend payable determined as described above (before adjustment) by a factor, which shall be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the result to the nearest cent:

                                     1-.35 (1-.70)
                                    --------------
                                    1-.35 (1-DRP)


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For the purposes of the DRD Formula, "DRP" means the Dividends Received
Percentage applicable to the dividend in question. No amendment to the Code, other than a change in the percentage of the dividends received deduction set forth in Section 243(a)(1) of the Code or any successor provision, will give rise to an adjustment. Notwithstanding the foregoing provisions, in the event that, with respect to any such amendment, the Corporation shall receive either an unqualified opinion of nationally recognized independent tax counsel selected by the Corporation or a private letter ruling or similar form of authorization from the Internal Revenue Service to the effect that such an amendment would not apply to dividends payable on the Noncumulative Perpetual Preferred Stock, then any such amendment shall not result in the adjustment provided for pursuant to the DRD Formula. The opinion referenced in the previous sentence shall be based upon a specific exception in the legislation amending the DRP or upon a published pronouncement of the Internal Revenue Service addressing such legislation. Unless the context otherwise requires, references to dividends in this Certificate of Designation shall mean dividends as adjusted by the DRD Formula. The Corporation's calculation of the dividends payable as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by the Corporation, shall be final and not subject to review.

    If any amendment to the Code which reduces the Dividends Received
Percentage is enacted after a dividend has been declared, the amount of such dividend payable on the payment date for such dividend ("Dividend Payment Date") will not be increased; but instead, an amount, equal to the excess of (x) the product of the dividends paid by the Corporation on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the reduced Dividends Received Percentage) and (y) the dividends paid by the Corporation on such Dividend Payment Date, will be payable to holders of record on the next succeeding Dividend Payment Date in addition to any other amounts payable on such date.

    In addition, if an amendment to the Code is enacted that reduces the Dividends Received Percentage and such reduction retroactively applies to a Dividend Payment Date as to which the Corporation previously paid dividends on the Noncumulative Perpetual Preferred Stock (each an "Affected Dividend Payment Date"), the Corporation will pay (if declared) additional dividends (the "Additional Dividends") on the next succeeding Dividend Payment Date (or if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, on the second succeeding Dividend Payment Date following the date of enactment) to holders of record on such succeeding Dividend Payment Date in an amount equal to the excess of (x) the product of the dividends paid by the Corporation on each Affected


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Dividend  Payment Date and the DRD  Formula (where the DRP used in the DRD
Formula would be equal to the Dividends Received Percentage applied to each Affected Dividend Payment Date) and (y) the dividends paid by the Corporation on each Affected Dividend Payment Date.

    In the event that the amount of dividend payable per share of the Noncumulative Perpetual Preferred Stock shall be adjusted pursuant to the DRD Formula and/or Additional Dividends are to be paid, the Corporation will cause notice of each such adjustment and, if applicable, any Additional Dividends, to be sent to the holders of the Noncumulative Perpetual Preferred Stock.

    5. REDEMPTION. The Noncumulative Perpetual Preferred Stock shall not be redeemable by the Corporation prior to the seventh anniversary of the Issue Date. The Corporation may, at its option, redeem all or any part of the Noncumulative Perpetual Preferred Stock at any time on or after the seventh anniversary of the Issue Date, subject to the prior written approval of the Federal Reserve Bank of Minneapolis, at a price of $1,000 per share, plus accrued but unpaid dividends to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any. The election of the Corporation to redeem any shares of Noncumulative Perpetual Preferred Stock shall be evidenced by or pursuant to a resolution of the Corporation's Board of Directors. In case of any redemption by the Corporation of the Noncumulative Perpetual Preferred Stock, the Corporation shall, at least 60 days prior to the redemption date fixed by the Corporation, notify the holders of the Noncumulative Perpetual Preferred Stock of such redemption date and of the number of shares to be redeemed. If less than all of the shares are redeemed, the number of shares redeemed from each holder shall be in the same proportion as the number of shares owned by such holder bears to the number of shares outstanding. Upon surrender of any shares for redemption in accordance with such notice, the Corporation shall pay the redemption price therefor. The Noncumulative Perpetual Preferred Stock shall not be entitled to a sinking fund to be applied the redemption of the Noncumulative Perpetual Preferred Stock.

    Notwithstanding the preceding paragraph, if the Dividends Received Percentage is equal to or less than 35% and, as a result, the amount of dividends on the Noncumulative Perpetual Preferred Stock payable on any Dividend Payment Date will be or is adjusted upwards as described in Section 4 hereof, the Corporation, at its option, may redeem all, but not less than all, of the outstanding shares of the Noncumulative Perpetual Preferred Stock, provided, that within 60 days of the date on which an amendment to the Code is enacted which reduces the Dividends Received Percentage to 35% or less, the Corporation sends notice to holders of the Noncumulative Perpetual Preferred



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Stock of such redemption.  Any redemption of the Noncumulative
Perpetual Preferred Stock pursuant to this Section will take place on the date specified in the notice, which shall not be less than 30 nor more than 60 days from the date such notice is sent to holders of the Noncumulative Perpetual Preferred Stock. Any redemption of the Noncumulative Perpetual Preferred Stock in accordance with this Section shall be on notice as aforesaid at a price of $1,000 per share, plus accrued but unpaid dividends to the date fixed for redemption., including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any. Any such redemption shall be subject to the prior written approval of the Federal Reserve Bank of Minneapolis.

    6. REGISTRATION OF TRANSFER. The Corporation shall keep at its principal office a register for the registration of Noncumulative Perpetual Preferred Stock. Upon the surrender of any certificate representing Noncumulative Perpetual Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of share as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends, to the extent they have accrued, shall accrue on the Noncumulative Perpetual Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such Noncumulative Perpetual Preferred Stock represented by the surrendered certificate.

    7. REPLACEMENT. Upon receipt of evidence reasonably satisfactory to the Corporation of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of any class of Noncumulative Perpetual Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Noncumulative Perpetual Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.


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    8.   NONCUMULATIVE PERPETUAL PREFERRED STOCK NOT CONVERTIBLE.  Shares of
the Noncumulative Perpetual Preferred Stock shall not be convertible into shares of any other class or classes or any other series of the Preferred Stock.

    9. AMENDMENT AND WAIVER. No amendment, modification or waiver shall be binding or effective with respect to any provisions hereof without the prior written consent of the holders of at least a majority of the Noncumulative Perpetual Preferred Stock outstanding at the time such action is taken.

    10. NOTICES. All notices referred to herein shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered personally or by facsimile upon confirmation of receipt, (b) on the first business day following the date of mailing if delivered by next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices to be given hereunder shall be delivered as follows, or pursuant to such other instructions as may be designated in writing by the party to receive such notice in accordance with this Section 10: (i) to the Corporation, at its principal executive offices, and (ii) to any stockholder, at such holder's address as it appears in the stock records of the Corporation.

    11. HEADINGS OF SUBDIVISIONS. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

    12. SEVERABILITY. If any right, preference or limitation of the Noncumulative Perpetual Preferred Stock set forth in this resolution (as such resolution may be amended from time to time is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, reference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.


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